INTEC PHARMA LTD.

12 Hartom Street

Har Hotzvim, Jerusalem 9777512, Israel

March 27, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Intec Pharma Ltd.
Registration Statement on Form S-3 File No. 333-230016

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Intec Pharma Ltd. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-230016) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on March 28, 2019 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (212) 547 5541. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

INTEC PHARMA LTD.

By:	/s/ Nir Sassi
Name: Nir Sassi
Title: Chief Financial Officer

cc: Gary Emmanuel (McDermott Will & Emery LLP)